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                             December 8, 2023

       Min Jiang
       Chief Executive Officer
       SIPP International Industries, Inc.
       69 Waterfall Blvd, The Ponds
       Sydney, NSW 2769, Australia

                                                        Re: SIPP International
Industries, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed November 21,
2023
                                                            File No. 333-271830

       Dear Min Jiang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form S-1 filed November 21, 2023

       General

   1. Please ensure that the disclosure throughout your filing is consistent. For example, we note the disclosure on
the cover page about "ordinary shares" and the disclosure on the cover page and on page
7 that "this offering is contingent upon receipt of approval from the CSRC now" is not
consistent with the disclosure elsewhere in your filing, including that you are not
required to obtain CSRC approval prior to this offering.
              Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if
       you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.




                             Sincerely,
 Min Jiang
SIPP International Industries, Inc.
December 8, 2023
Page 2

FirstName LastNameMin Jiang
                                                   Division of Corporation
Finance
Comapany NameSIPP International Industries, Inc.
                                                   Office of Manufacturing
December 8, 2023 Page 2
cc:       Matthew McMurdo
FirstName LastName